Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

O2 Treehouse Commercial Inc
1960 Mandela Parkway
Oakland, CA 94501
https://www.o2treehouse.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: O2 Treehouse Commercial Inc
Address: 1960 Mandela Parkway, Oakland, CA 94501
State of Incorporation: CA
Date Incorporated: March 06, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$350+ | Digital Flipbook

Digital treehouse flipbook with exclusive drawings, images, and insights into the inner workings of O2 Treehouse.

$700+ | Treewalkers Grand Opening Invitation

An invitation to a future Treewalkers grand opening party near you. Travel to be organized and paid for by investor.

$1,000+ | Meet Dustin

Phone call/consultation with Dustin or lunch with him at an O2 Treehouse if conditions permit and you are located in the Bay Area, or if travel is organized and paid for by investor.

$2,000+ | Treewalkers Overnight Stay

A complimentary one-night stay in one of the future Treewalkers locations. Travel to be organized and paid for by investor.

$4,700+ | Franchise Priority

Good faith investment to initiate your franchise process. Does not include necessary architectural fees associated with the master plan of your location.

$5,000+ | Collaborate with O2 Treehouse

Get your artwork, product, or brand featured in one of the first Treewalkers locations (maybe more) or on our website, as well as a personal shoutout on our website, email newsletter, and/or Instagram.

$10,000+ | Lifetime Discount

10% off lifetime stays at Treewalkers locations subject to restrictions or 10% off purchase of (1) Treewalkers glamping tent.

<u>The 10% Bonus for StartEngine Shareholder</u>

O2 Treehouse Commercial Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine

Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Blending the most current engineering methodologies with traditional craftsmanship and purposeful design, O2 Treehouse has constructed dozens of structures around the globe since beginning work in 2006. Central to our philosophy is advancing harmony with the natural world and fostering stronger relationships through time spent at a new elevation. The company originally formed as O2 Sustainability LLC in 2006 in Minnesota. The company transitioned to O2 Treehouse LLC registered in CA and Minnesota, then in 2019, we formed O2 Treehouse Commercial Inc. in California to allow for greater flexibility with permits and licensing. We transitioned our operations and business from the LLC to a Corporation on January 1, 2020.

Competitors and Industry

O2 Treehouse is in the treehouse design/build industry. The other dominant players in this market currently are Nelson Treehouse, Blue Forest, Canopy Crew, and Treehouse Life.

O2 Treehouse is looking to enter the ecotourism short-term rental market as Treewalkers. The dominant players in this market currently are Under Canvas, Getaway and Mendocino Grove.

One main feature that we believe will set us apart is our design and construction style. We have spent many years developing a unique technology for modular construction that can be replicated with variation rather easily to create small or large cohesive and stunning destinations. Another aspect we believe will set us apart in this new industry is our use of a license/franchise business model rather than private ownership, that creates value for many rather than just one and empowers many individuals to invest in, develop, and manage many locations simultaneously. Treewalkers is the name of

the hospitality brand we are building. This will also allow for the development of community amongst Treewalkers location owners as well as Treewalkers travelers.

Current Stage and Roadmap

Current Development Stage

The Company began developing products in 2006 and formed as an LLC in 2006. The company has been building custom treehouses for over a decade for residential clients throughout the nation. We have built several installations of the Equilibrium Home, a structural insulated panel system (SIPS) treehome built on top of the Tetratruss modular building platform.

Further, we have developed the initial branding, begun research and development, and engaged relationships with countless potential clients for Treewalkers.. It is a brand division within O2 Treehouse and is not a separate business entity. We currently have trademark registration on the name and representation of the new brand on our existing website o2treehouse.com as well as www.treewalkers.world. We began our first structure in Asheville, North Carolina in 2020, but due to the pandemic, have shifted focus to construction of three prototypes for private clients in California. At the time of writing we are securing private funding and making context specific designs for the first three structures. We have built a strong core of advisors, a detailed business plan, an extensive list of leads, and partnerships with the first Treewalkers camp owners. We plan to launch Treewalkers using funds from the capital raise within the year and have a goal to build 15-25 Treewalkers structures across 2-4 locations within the next two years.

Future Roadmap

As we look to the start of 2021 and beyond, our focus is on launching the Treewalkers brand and physical locations as well as expanding the scope of O2 Treehouse custom projects. This will include:

(1) Prototyping the glamping tent until we reach the final production model

(2) Finishing the first Treewalkers locations currently in development.

(3) Creating a strategic growth plan for O2 Treehouse as a whole and the many business divisions within it which include, custom treehouses, architectural services, education courses, product sales, hospitality, licensing, and franchising.

(4) Hiring key staffing positions to grow Treewalkers which will include, sales, operations, legal, & administration in the near term

(5) Contract the development of Treewalkers website, online booking platform, marketing strategies, and franchisee network online portal

(6) Scaling our manufacturing operation to prefabricate the glamping structure tetratruss parts, leg systems, slab cabinetry, canvas tent, and bathroom facilities, and

develop our installation technologies

(7) Growing and training our installation teams

The first Treewalkers locations won't be subject to a franchise fee as we build our network. Our goal is to have 20 Treewalkers structures established within the next two and a half years from which point we will offer our formal franchise agreements as we will have strong financial precedent and a robust booking platform capable of filling vacancies network-wide.

The Team

Officers and Directors

Name: Heather Feider

Heather Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 05, 2020 - Present
  Responsibilities: Responsible for company meetings, board meeting minutes and administrative tasks. Heather does not currently receive additional compensation for this role.

- **Position:** Chief Financial Officer
  Dates of Service: March 06, 2019 - Present
  Responsibilities: Heather manages the financial actions of the company. Heather currently receives an annual salary of $52,000 in compensation for her role..

Other business experience in the past three years:

- **Employer:** O2 Treehouse LLC
  Title: Operations & Project Manager
  Dates of Service: January 01, 2018 - March 06, 2019
  Responsibilities: Heather manages all aspects of O2 Treehouse's projects and assists in running the business.

Name: Dustin Feider

Dustin Feider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 06, 2019 - Present

Responsibilities: Managing the organization. Dustin currently owns 100% of outstanding stock of the corporation and receives an annual salary of $72,800 for his role.

- **Position:** Director
Dates of Service: March 06, 2019 - Present
Responsibilities: Makes important management decisions and creates policies that guide the company. Dustin does not receive any additional compensation for his Director role.

Other business experience in the past three years:

- **Employer:** O2 Treehouse LLC
Title: Owner, Lead Designer, Builder
Dates of Service: December 06, 2006 - Present
Responsibilities: O2 Treehouse LLC was the original legal entity of the business that Dustin founded and ran beginning in 2006. This entity is no longer active as of 2020.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ecotourism homesharing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Treewalkers glamping tent. Delays or cost overruns in the development of our Treewalkers glamping tent and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete

against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Permitting and Government Regulations
The installation of our product on a large scale is completely reliant on local government ordinances allowing construction of structures within the specific communities that a customer is attempting to build in. Permits are sometimes costly and an early stage deterrent for prospective consumers within this specific industry.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dustin Feider	1,900,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,900,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 1,900,000
Use of proceeds: Founder share issuance
Date: July 20, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $808,027 compared to FY 2019's revenue of $444,924. Revenue growth of 81.6% resulted from an increase in average project size and greater demand for the Company's custom treehouses due to management's focus on business expansion and marketing. The Company will continue to increase focus on lead generation and sustainable business development.

Cost of Sales

Cost of sales in 2020 was $604,026 compared to fiscal year 2019's cost of sales of $319,163. This increase of 89.3% was due to expenditures related to the design, pre-fabrication and installation to support the larger number of treehouse projects in demand in 2020.

Gross Profit

Gross profit as a percent of sales in 2020 was 33.7% compared to 39.4% in 2019. Gross profit margins declined due to certain projects being completed on a fixed-price basis in which cost overruns were not passed along to the end customer. The company has ceased all fixed-price contracts with consumers starting in 2021.

Expenses

The Company's expenses consist of, among other things marketing, warehouse rental, executive compensation, digital media, software, sales and general administrative expenses. Expenses in 2020 were $292,701 compared to $103,101 in 2019. This 183% increase is mainly due to non-recurring startup and capital raise related expenditures related to the StartEngine and launch of the new Treewalkers division.

Historical results and cash flows:

We believe that the upward momentum from year to year can be expected moving forward. We continue to become more efficient and expand our product offerings, allowing us to add more personnel to overhead and therefore expand our capabilities to deliver and to penetrate the market.

We tend to fluctuate the most in the Labor Department. This tends to fluctuate because every job is very different. The expertise needed for the scope of our projects varies. A one-hour delay for 5 people can add up to a lot of wasted time over a long period. The launch of Treewalkers and a shift toward prefabricated and reproducible products will provide us with more consistent labor costs.

Our greatest profit margin was selling the labor of our design crew, however the bulk of our income comes from selling the labor of our build crew. This is the best way to construct a treehouse and is how we plan for money to be generated moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's current indebtedness includes a private line of credit with an outstanding balance of $7,200, an EIDL loan from the SBA totaling $31,700 (30-year repayment), and a PPP loan from the SBA of $36,731. The Ccompany is currently applying for forgiveness for the PPP loan. The Ccompany has revolving credit from several different sources which total to over $60K of available credit. During 2021, the Company has started to receive market payment terms from its key vendors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are earmarked to be used for launch of the Treewalkers hospitality franchise business. These funds are not critical for the maintenance of the Custom Treehouse business but are necessary for the marketing, personnel and other operations related to the expansion of Treewalkers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for the viability of O2 Treehouse or its Custom Treehouse division, which has operated without significant external capital for 16 years and continues to grow organically. The funds from this campaign are necessary to establish the new Treewalkers hospitality franchise business. The use of funds includes marketing and personnel related to the expansion offo Treewalkers.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will not be able to operate the Treewalkers portion of our business for any length of time if we only raise the minimum amount of $10k, as this money will go towards paying back costs related to the campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate that, upon reaching the maximum funding goal, we will be able to establish the Treewalkers hospitality franchise and maintain its operations for the 3 to 5 years necessary for Treewalkers to reach cash flow positive on a yearly basis.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If this campaign is successful, we may choose to pursue a second capital raise on StartEngine. This may be in the form of a Regulation A+ campaign or other forms. This has not been determined at the time of filing.

Indebtedness

- **Creditor:** Landmark Bank
  Amount Owed: $6,225.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2022

- **Creditor:** SBA - EIDL
  Amount Owed: $31,700.00
  Interest Rate: 3.75%

Maturity Date: June 09, 2050

- **Creditor:** SBA - PPP
  Amount Owed: $36,731.00
  Interest Rate: 1.0%
  Maturity Date: May 05, 2022

Related Party Transactions

- **Name of Entity:** Heather Feider
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Ms. Feider lent the Company money to cover expenses.
  Material Terms: $0 interest, payments are $60/mo until paid off.

Valuation

Pre-Money Valuation: $9,500,000.00

Valuation Details:

To determine our valuation, we utilized a model and an evaluation of our company history. First, we prepared a detailed costing model and annual financial projection incorporating the following: O2 Treehouse (O2T's) current backlog; reasonable growth assumptions taking into account demonstrated customer demand; historical and expected project profit margins; projected conservative rollout of the Treewalkers franchise business tempered from initial broad indications of demand; detailed estimate of operating expenses including increased marketing expense and managerial costs.

We then applied a forward valuation multiple of 10x EBITDA, which is lower than or equivalent to comparable transactions that have closed. i.e. Geoship: 9M premoney valuation, 10x EBITDA, and no current revenue.

Second, the Company's financial history further supports our valuation:

- Over the last 6 of 7 years, O2T has remained consistently profitable to the net income line, proving the competence and fitness of management. Our year of net loss was 2018 when we invested in our first company-owned treehouse: The Pinecone Treehouse;

- Recent historical sales growth and solidifying of gross profit margins prior to any impact from the new high-growth Treewalkers franchise business:

- O2T sales grew by 89% in 2019 YoY

- CAGR of sales of 47% since 2016

- 2019's gross profit margin of 32%, showing that the increase in sales revenues was not achieved at the expense of margin.

Finally, we also compared O2 Treehouse to appropriate comparable firms that supply buildings meant for short-term rental in the outdoor recreation space (in which the comparable company either manufactures or purchases structures for use and facilitates their rental). Three comps were found that fit these criteria.

The first is Getaway which raised $40.1M in 7 rounds of funding and has achieved a current valuation of $100M. The second company with a similar business model is Wigwam Holidays which since its founding in 2000 has built a national franchise and has already expanded to over 80 locations. The third is Under Canvas which raised $17M in venture funding in 2017. These deals prove investor interest in similar companies to O2T, and indicate that O2T has a runway to a much larger potential value with appropriate use of funds and the growth of the franchise business.

Based on the above, we determined O2 Treehouse's $9.5M valuation. The company determined its valuation on a fully diluted basis and currently only has one class of stock and no outstanding convertible securities. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Fees*
  96.5%
  If we only raise the minimum goal of $10,000, the entire amount will be used to pay back the StartEngine fee.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  We plan to use 15% of our raise on additional branding assets, social media marketing, and website creation.

- *Research & Development*
  20.0%
  Twenty percent of our funding goal will be used for further research and development to produce the desired range of final product offerings.

- *Operations*
  20.0%
  Thirty percent of our funding goal will be used to set up company operations including legal fees and consulting fees necessary to set up corporate franchise structure as well as for rent, utility, and other operations related costs.

- *Company Employment*
  30.0%
  Twenty percent of our funding goal will be to recruit and pay for the employment of skilled professionals.

- *Working Capital*
  11.5%
  Approximately twelve percent of our funding goal will be used for working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.o2treehouse.com/ (https://www.o2treehouse.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/o2-treehouse

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR O2 Treehouse Commercial Inc

[See attached]

O2 TREEHOUSE COMMERCIAL INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
O2 Treehouse Commercial Inc
Oakland, California

We have reviewed the accompanying financial statements of O2 Treehouse Commercial Inc (the "Company,"), which are comprised of the balance sheets as of December 31, 2020 and December 31, 2019, the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 26, 2021
Los Angeles, California

O2 TREEHOUSE COMMERCIAL INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	7,291	$	14,547
Cash deposit hold		6,905		-
Accounts receivable—net		58,860		-
Total current assets		**73,055**		**14,547**
Property and equipment, net		5,428		-
Total assets	**$**	**78,484**	**$**	**14,547**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	23,358	$	5,316
Credit Card		3,694		8,172
Owners loan		687		2,390
Current portion of Loans Payable		32,262		24,450
Total current liabilities		**60,002**		**40,328**
Loans Payable		42,294		-
Total liabilities		**102,295**		**40,328**
STOCKHOLDERS EQUITY				
Common Stock		35,267		35,267
Owner's Draw		(129,840)		(85,779)
Equity Crowdfunding- Common Stock		136,580		-
Retained earnings/(Accumulated Deficit)		(65,819)		24,731
Total stockholders' equity		**(23,812)**		**(25,781)**
Total liabilities and stockholders' equity	**$**	**78,484**	**$**	**14,547**

See accompanying notes to financial statements.

O2 TREEHOUSE COMMERCIAL INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 808,027	$ 444,944
Cost of goods sold	604,026	319,163
Gross profit	204,001	125,781
Operating expenses		
General and administrative	253,486	97,024
Sales and marketing	39,215	6,077
Total operating expenses	292,701	103,101
Operating income/(loss)	(88,700)	22,680
Interest expense	1,857	7,740
Other Loss/(Income)	(7)	(2,558)
Income/(Loss) before provision for income taxes	(90,550)	17,498
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (90,550)**	**$ 17,498**

See accompanying notes to financial statements.

02 TREEHOUSE COMMERCIAL INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Equity Crowdfunding -Common Stock				
(in , $US)	Shares	Amount	Shares	Amount	Owner's Draw	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**1,000**	**$ 11,428**			**$ (38,346)**	**$ 7,233**	**$ (19,685)**
Owners' contribution		23,839					23,839
Owner's Draw during the year	-	-			(47,434)		(47,434)
Net income/(loss)						17,498	17,498
Balance—December 31, 2019	1,000	$ 35,267			(85,779)	$ 24,731	**$ (25,781)**
Stock Split (1,900 for 1)	**1,899,000**						
Capital raised on Crowdfunding			27,316	136,580			136,580
Owner's Draw during the year	-	-			(44,060)		(44,060)
Net income/(loss)						(90,550)	(90,550)
Balance—December 31, 2020	**1,900,000**	**$ 35,267**	**$ 27,316**	**$ 136,580**	**$ (129,840)**	**$ (65,819)**	**$ (23,812)**

See accompanying notes to financial statements.

O2 TREEHOUSE COMMERCIAL INC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(90,550)	$	17,498
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,357		-
Changes in operating assets and liabilities:				
Accounts receivable—net		(58,860)		1,676
Accounts payable and accrued expenses		18,042		5,316
Credit Cards		(4,478)		(1,686)
Cash deposit held		(6,905)		-
Net cash provided/(used) by operating activities		**(141,394)**		**22,804**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(6,785)		-
Sale of property and equipment		-		
Net cash provided/(used) in investing activities		**(6,785)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Owner's contribution		-		23,839
Capital raised on Crowdfunding		136,580		-
Borrowings on Loans Payable		50,106		15,335
Owner's loan		(1,703)		-
Owner's Draw		(44,060)		(47,434)
Net cash provided/(used) by financing activities		**140,922**		**(8,259)**
Change in cash		(7,256)		14,545
Cash—beginning of year		14,547		2
Cash—end of year	**$**	**7,291**	**$**	**14,547**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,857	$	7,740
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

O2 Treehouse Commercial Inc. was formed on September 15, 2016 in the state of California. The financial statements of O2 Treehouse Commercial Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Oakland, California.

O2 Treehouse Commercial Inc. (heretofore referred to as "O2 Treehouse" "O2T" or "the Company") is a luxury treehouse brand. The Company creates bespoke treehouses, customized to each client's needs and desires, and suitable for the client's specific land and trees. O2 Treehouse also just launched a new project called Treewalkers. Treewalkers is a franchise-based treehouse brand that lends property owners a way to enter the home-sharing market with low risk and a high ROI; and lends travelers an easily accessible network of eco experiences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

O2 Treehouse is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when the services are complete in line with contracts with customers. The Company's revenue primarily results from design, fabrication, and installation of custom treehouses. Each contract with a customer generally lasts four months. Payment terms vary by contract and type of customer, and generally include an upfront payment and weekly or progress billing as the treehouse is fabricated, transported, assembled, and installed.

Cost of sales

Costs of goods sold include the cost of inputs, cost of labor, commissions, supplies and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $39,215 and $6,077, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	$ 6,785	$ -
Property and Equipment, at Cost	**6,785**	
Accumulated depreciation	(1,357)	
Property and Equipment, Net	**$ 5,428**	

Depreciation expense for property and equipment for the fiscal years ended December 31, 2020 and 2019 was in the amount of $1,357 and $0 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 3,000,000 shares of common shares with no par value. During 2020, the company conducted a stock split, subdivided each of 1,000 shares into 1,900 fully paid and non-assessable shares of common stock.

As of December 31, 2020, and December 31, 2019, 1,900,000 and 1,000 of common stock been issued and are outstanding.

5. DEBT

Loans

During the years presented, the Company received loans for an aggregate amount of $74,656. The details and terms of the loans are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 31,700	3.75%	Fiscal Year 2020	30 years	$ 1,189	$ 1,189	$ 1,550	$ 30,050	$ 31,600					
PPP Loan	$ 36,731	1.00%	Fiscal Year 2020	3/5/2022	367	367	24,487	12,244	36,731					
Landmark Loan	$ 6,225	3.99%	Fiscal Year 2018	No maturity date	248	248	6,225		6,225	248	248	7,600		7,600
									-					-
Total					$ 1,804	$ 1,804	$ 32,262	$ 42,294	$ 74,556	$ 248	$ 248	$ 7,600	$ -	$ 7,600

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 32,262
2022	14,104
2023	1,860
2024	1,860
2025	1,860
Thereafter	22,610
Total	**$ 74,556**

Owner Loans

From time to time, the Company receives advances/ loans from one of the owners, Heather Feider, to help with the Company's operations. The loans don't bear any interest rate nor maturity date. As of December 31, 2020, and December 31, 2019, the outstanding balance of the loans was in the amount $ 687 and $ 2,390, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (27,020)	$ -
Valuation Allowance	27,020	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (27,020)	$ -
Valuation Allowance	27,020	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $90,550, and the Company had state net operating loss ("NOL") carryforwards of approximately $90,550. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

From time to time, the Company receives advances/ loans from one of the owners, Heather Feider, to help with the Company's operations. The loans do not bear any interest rate nor maturity date. As of December 31, 2020, and December 31, 2019, the outstanding balance of the loans was in the amount $ 687 and $ 2,390, respectively and the entire amount was classified as current liability. The imputed interest on the loan was deemed immaterial.

During 2020, the Company made payments to O2 Treehouse LLC (also owned by Dustin Feider) in the aggregate amount of $2,500, which were expensed as incurred.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into the certain rental agreement for facilities on month-to-month basis. Rent expense was in the amount of $15,795 and $ 21,576 during the years ended December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

O2 Treehouse

The treehouse revolution


O2 TREEHOUSE

Website Oakland, CA DESIGN ENVIRONMENT

O2 Treehouse Commercial Inc ("O2 Treehouse", "O2T") builds intoxicating treehouses that bring people back to nature in unique and beautiful ways. Our years of experience and worldwide recognition place us at the top of a growing niche market. We plan to leverage this success with a new compelling franchise based treehouse hospitality brand, Treewalkers.

$337,095 raised

559 Investors	$9.5M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	16 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Over sixteen years, O2T has built 85 glorious treehouse structures around the world that have been celebrated in design publications and mass media alike including HGTV and NBC News
- O2T's proven, popular, and proprietary building system — a result of our extensive and diverse treehouse construction experience — makes designing, constructing and finishing treehouses extremely modular and reproducible on a large scale.
- We are expanding our reach by building a worldwide network of rentable treehouses via a franchise business model called Treewalkers

The O2T Revolution

O2 Treehouse Commercial Inc ("O2 Treehouse", "O2T") builds intoxicating treehouses that bring people back to nature in unique and beautiful ways. We've built over 85 treehouses that have been featured by too many TV shows and news outlets to count! We've seen a tremendous amount of support for our beautiful creations — that's why we've decided to find additional ways to scale our growth and connect more people with nature.


TREEHOUSE

Rewards

Get rewarded for investing more into O2 Treehouse:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$350+
Investment
Digital Flipbook
Digital treehouse flipbook with exclusive drawings, images, and insights into the inner workings of O2 Treehouse.

$700+
Investment
Treewalkers Grand Opening Invitation
An invitation to a future Treewalkers grand opening party near you. Travel to be organized and paid for by investor.

$1,000+
Investment
Meet Dustin
Phone call/consultation with Dustin or lunch with him at an O2 Treehouse if conditions permit and you are located in the Bay Area, or if travel is organized and paid for by investor.

$2,000+
Investment


85+
Treehouses Built
Featured
Traveler
HGTV GARDEN
The New York Times
ForbesLife
WIRED
$2M+
In All-Time Gross Revenue

The company was originally founded as an LLC focused on the build and design of treehouses. In 2019 O2 Treehouse LLC was sold to O2 Treehouse Commercial Inc, which is now looking to expand the business line and launch into the hospitality market with the Treewalkers brand. As of December 2020, we have begun construction of the first Treewalkers destination, started building our team, including a strong and diverse advisory board, and lined up dozens of potential locations. We are poised to expand into the hospitality market and capitalize on the ecotourism and home-sharing markets with the Treewalkers franchise network. Take a virtual tour of one of our future designs below!


Roundme
O2 Treehouse - Glamping Tent
Tour by VRS

*Rendering of future Treewalkers Glamping Treehouses

Over the long term, we have plans to develop corporate-owned residential housing developments.


*Renderings of future treehouses

THE PROBLEM

We believe that humanity has never been less connected with the natural world, and we are all suffering the consequences

In our lives and work, we witness how today's world has become singularly isolating. We see more people finding themselves disconnected — physically, emotionally, and spiritually — seemingly than at any other time in history.

O2T knows that many struggle to forge this lost relationship with the natural world during their busy day-to-day lives, and therefore, people turn to travel to reignite this sense of connection. The ecotourism industry, often a solution for those looking to renew their sense of connection with nature, was valued at $302B worldwide in 2019 and is projected to grow at a compound annual rate of 14% to 763B in 2026.

We believe this increase in demand for ecotourism generates a need — Treehouses — as a perfect means for people to reconnect with the natural world. However, the economics and practicalities of treehouse ownership are naturally limiting.

Treewalkers Overnight Stay

A complimentary one-night stay in one of the future Treewalkers locations. Travel to be organized and paid for by investor.

$4,700+

Investment

Franchise Priority

Good faith investment to initiate your franchise process. Does not include necessary architectural fees associated with the master plan of your location.

$5,000+

Investment

Collaborate with O2 Treehouse

Get your artwork, product, or brand featured in one of the first Treewalkers locations (maybe more) or on our website, as well as a personal shoutout on our website, email newsletter, and/or Instagram.

$10,000+

Investment

Lifetime Discount

10% off lifetime stays at Treewalkers locations subject to restrictions or 10% off purchase of (1) Treewalkers glamping tent.



People are looking to travel as a means of reintroducing nature into their lives...

Causing a greater need for nature-related rental homes.

THE SOLUTION

Reigniting that lost relationship with nature… at the scale of an entire forest

O2 Treehouse builds exhilarating feats of architecture with the express purpose of reigniting the lost relationship between humans and nature. We customize each of our treehouses to provide unique experiences for every client.



Moving forward, we believe that treehouse rental through franchised, prefabricated structures is the solution that allows popular access to these elevated experiences. The Treewalkers franchise allows people to easily create treehouses for rent — from a single unit to an entire treehouse village. Treewalkers does it all. Our exclusive, modular design provides everything for the nature host to offer beautiful glamping treehouses designed for the modern ecotourist using our state of the art technology.


TREEWALKERS

*Rendering of the future Treewalkers Glamping Treehouse



*Rendering of future treehouses

THE MARKET

A perfect storm of increased demand for ecotourism, home-sharing, and wellness

While the home improvement industry grows at over 5% per year, (more than 75% of homeowners have carried out at least one home improvement project since COVID) homeowners are placing an increased emphasis on engineering wellness into their homes. We've already designed and built 85 custom treehouses that serve this category.

O2 Treehouse is now expanding into the global ecotourism industry, valued at $302B worldwide in 2019 and projected to grow 14% year over year. We believe that O2 Treehouse offers the ideal product for both potential franchisees looking for a unique opportunity in which to invest, and for consumers seeking to getaway from their fast-paced, concrete-filled lives and enter a more tranquil and beautiful world.

5%/year
Home Improvement Industry Growth

$302B
2019 Worldwide Ecotourism Industry

$23B
2018 Home-Sharing Services Market Share

Furthermore, short-term lodging demand and home-sharing services are taking up ever more market share, reaching $23B in 2018. This is a great sign for both our custom treehouse owners and Treewalkers franchisees who can simultaneously capitalize on the ecotourism trend by renting out their treehouse structures.

We believe the existing reputation and recognition of O2T together with the potential reach of Treewalkers can propel us toward a relatively large stake in this $302B global industry and contribute to the future growth of both of these industries worldwide.

7 in 10 Millenial Business Travelers Want To Stay In Local Host Rentals

These are the reasons why:


42%
Stay in an unusual place
50%
Feels more like home
41%
Stay in local neighborhood

Source: Data from CondeNast Traveler

OUR TRACTION

Over 85 treehouses created with press features around the world

Since its inception, O2T has designed, structured and built over 85 custom treehouses for clients throughout the United States. Additionally, O2T has a current backlog of over $1.8 million in custom treehouse contracts (60% in the initial design phase, and 40% under construction) for clients throughout the midwest and western US. Since the launch of Treewalkers, interest from potential franchisees has been immense, leading to more than 26 signed Letters of Intent to purchase one or more Treewalkers tents, and many more on the waitlist.



We've made renting treehouses financially viable

O2T closely tracks the performance of our custom treehouses from the perspective of their rental and lease viability. Of those treehouses available for rent, we have seen a 70% occupancy rate with average guest reviews of 4.71 stars out of 5.

Not only do people want to get away, but home improvement spending has grown remarkably since the beginning of the pandemic. We believe our beautiful treehouses couldn't be more perfect solution for both needs.

The Treewalkers Glamping Tent is a culmination of our field-tested experience. The design allows for relatively simple integration with the natural environment, allowing us to prefabricate the entire structure in our warehouse and promptly install it on site. By bulk purchasing our materials and utilizing assembly line manufacturing, we can offer and help finance luxurious and complete treehouses starting at $35,000. We will offer additional construction services to increase the value as well as the ROI for franchisees, which will include local material finishes, furnishings and labor from local craftspeople, master planning, communal spaces, bridges, kitchens and bathrooms all integrated within the environment and with signature O2 enchantment.


TREE WALKERS
LOWER LEVEL LAVATORY - SINK, SHOWER, TOILET
HARDWOOD SIDING & FLOOR

rendering of future Treewalkers glamping treehouse

Check Us Out On airbnb



WHAT WE DO

Using the latest in innovative structural design, as well as old-school craftsmanship, we build awe-inspiring custom treehouses

Treehouses are no easy feat. In the past, we worked diligently to find the perfect location, tree, and structural design. With this, we created some of the most beautiful treehouses the world has ever seen.



However, after dozens of builds, our founder Dustin realized he could create an entirely new foundation platform for a treehouse to produce an engineered one-size-fits-all design that can be modified based upon the unique install location: The Tetratruss. Our technology finally allows for the wider evolution of treehouses by creating the possibility for lower-cost units. We've also developed technology to expand on a tree's real estate, creating elevated platforms that fit around the natural environment.



*rendering of Tetratruss technology

THE BUSINESS MODEL

We design and produce treehouses that can provide income for homeowners and inspire a reconnection to nature for inhabitants

Current Revenue Stream: Each of our custom treehouses generates anywhere from $30k to $500k in revenue depending on the project. With our costs ranging from $15k to $250k, we are able to recognize a gross profit from each build. We've mastered the build of luxury treehouses and are constantly finding ways to reduce our costs with state of the art technology and materials.



Revenue Generated
$30k-$500k

Costs Range
$15k-$250k

Our Average Profit Margin Goal
50%

Future Revenue Stream: With the Treewalkers franchise, the cost of the structure and installation will become more profitable as we scale and we will generate revenue by charging a franchise fee and a progressive annual royalty fee.



Future Revenue Sources:

Franchise Fee | **Revenue Share**

*Rendering of future Treewalkers Glamping Treehouse

We foresee there being two main stages to establish this franchise. These stages refer to our current plans in development for the future and may be subject to change:

- Initial Stage: We plan to establish our Treewalkers network early on by using AirBnB as the rental platform — allowing us to more easily build the foundational network as we develop our proprietary system.
- Growth Stage: With a more established network and proven results, we will enable our franchise revenue model. We plan to use investment capital from StartEngine to help establish the legal framework and franchise registration. The franchise fees will help us provide a franchise package that includes business support, a custom rental management platform, advertising, a robust sustainability program, loyalty points, and other benefits to ensure mutual success for our franchisees.

6-12 Months | 12-24 Months | 24-30 Months

Tent Projections	5+ Tents	15+ Tents	20+ Tents
Goal	Begin operating with low revenue share	Reach critical mass of pre-franchise fee locations	Begin operating at mass with a true franchise revenue model

*The above information is a forward looking statement of the company. The offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management.

HOW WE ARE DIFFERENT

Our work speaks for itself

We believe our unique vision and creative spirit truly set us apart. Another thing that gives us our edge is the fact that our years of experience have prepared us to solve design challenges in ingenious ways that our less experienced competitors cannot.

We've also kept ahead of the game through our ever-advancing design strategies, like the Tetratruss, the modular treehouse foundational design system that both the Treewalkers Glamping Platform and the Equilibrium home are based upon.



*rendering of Tetratruss technology

But most of all, after more than a decade building custom treehouses all around the world, we've built a trusted brand that has found respect throughout the treehouse community.

> We create stunning & inspired architectural forms that delight the heart and soul & bring people together in unique natural settings.







THE VISION

Diversify our projects into hospitality and residential development

The next focus for our company includes our plan to launch into the hospitality market and capitalize on the ecotourism and home-sharing markets with the Treewalkers franchise network, as well as to continue our core competency of building the best treehouses in the world using the same modular building system.



*Rendering of the future Treewalkers Glamping Treehouse

Over the long term we have plans to develop corporate-owned residential housing developments using the Equilibrium Home System. These will be situated on large 100-200 acre parcels of land and focus on establishing co-housing communities based on the same building system as the Treewalkers platform and are in the development stage.

Short Term Plan	Long Term Plan
Launch Into Hospitality Market	Develop Residential Housing Developments



*Rendering of future treehouse

We believe O2 Treehouse ownership and management have built the foundation for strong and profitable long-term growth. Whether through organic expansion, strategic partnership, investment, or acquisition, our priority is long-term value creation for all shareholders.

OUR LEADERSHIP

Our combination of unparalleled know-how and genuine passion is tough to beat

O2 Treehouse was born in 2006 when Dustin Feider built his first geodesic structure 50 feet up in a Poplar tree in Pewaukee, Wisconsin. He continued with O2 Treehouse to inspire people to reconsider how we can coexist more harmoniously with nature. He is now world-renowned for his designs — his work has appeared in over 100 design publications — and he has become a sought after personality for media appearances due to his depth of knowledge and obvious love of his work.

Joining Dustin on the O2 team is Do Lab vet JP Chapman (known as O2T's MacGyver), Tesla alum and numbers whiz Kendrick Calkins (Administrative Lead and Project Manager), veteran accountant and financial planner Daniel Reichman (Financial Advisor) and a core of other creators and nature lovers devoted to the craft.







WHY INVEST

Help us bring the natural world a little closer to home

People are more and more interested in integrating the wellness-enhancing effects of the natural world into their everyday lives. O2T brings together this desire with a confluence of market forces in home-sharing and ecotourism to forge the way forward.

With our decades of experience building some of the most beautiful homes in nature, we have developed the technologies and know-how to truly make O2T a revolution.

We envision a future in which our treehouses are widespread — providing a place for people to reconnect and find a peaceful retreat in this increasingly busy world. With our franchise model, we have a plan to bring our treehouses to the world.

All these years our mission has remained the same: Bring this increasingly virtual, disconnected world back to nature, one treehouse and one unforgettable experience at a time.


Help bring this increasingly virtual, disconnected world back to nature, one treehouse at a time.

August 2006



Built first Geodesic Sphere

Developed innovative Geodesic Sphere Treehouse which caught fire on the web and was featured in print publications such as Popular Mechanics and Dwell.

Fall 2006

Business Registration

O2 Sustainability LLC registered in Minnesota

2006 - 2013



Expansion of O2 Treehouse

Dustin built a portfolio of unique design works for clients throughout the U.S. and abroad including Portugal, Mexico, Brazil, Kosovo, Spain, Korea, Costa Rica, India, Australia, and many more.

2014



Autodesk Pier 9 Artist in Residency Program

During Dustin's Autodesk residency he created the first prototype of the Tetratruss hub.

2014

Treewalkers concept is born

Treewalkers concept is born and over the following years goes through many business model iterations and product development concepts.

2015



Development of the Treeton bolt

Development and testing of the Treeton - our high capacity tree attachment bolt.

2015



First Tetratruss Platform Prototype Built

Full Scale Tetratruss System Prototype installed in Geyserville CA.

2016



Development of the Equilibrium Home

O2 Treehouse R&D of modular home building system the Equilibrium Home.

2017


TINY HOUSE
BIG LIVING

HGTV Premiere

HGTV Tiny House Big Living featured O2 Treehouse and our Equilibrium Home system on a full length episode.

September 2017



The Pinecone Treehouse is built

O2 Treehouse team builds Pinecone Treehouse for SC Johnson Wax campaign with Ogilvy & Mather in a record time of 31 days.

2018



Built first Equilibrium Homes

Two client projects delivered using the modular home building system the Equilibrium Home using the Tetratruss treehouse foundation system.

March 2019

Registered O2 Treehouse Commercial Inc

Incorporated O2 Treehouse Commercial Inc

2019



First Treewalkers locaton

Began installation of first Treewalkers glamping structure in Asheville, NC (began pre COVID-19, now scheduled for completion spring 2021).

September 2020



Launched on StartEngine

Now YOU can own a part of our company!

January 2021

TREEWALKERS

Establishment of Treewalkers

Establishment of Treewalkers Hospitality Brand (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



Dustin Feider

Owner and CEO

Designer, builder, and owner Dustin Feider started O2 Treehouse with the intention to inspire people to reconsider how we can more harmlessly co-exist with nature. O2 Treehouse was born in 2006 when Dustin Feider built his first geodesic structure 50 feet up in a Poplar tree in Pewaukee, Wisconsin

Dustin's treehouse designs have received national and international recognition in the design community, appearing in over 100 design publications and television shows around the world, most notably Popular Mechanics, Dwell and Wired Magazine. Most recently, he was featured on NBC Nightly News with Lestor Holt.



Heather Feider
CFO and Secretary

A pinch-hitter for O2 Treehouse for years, Heather has been absolutely monumental to the success of O2 Treehouse. The resident jill of all trades, Heather's role has quickly become crucial to smooth day to day operation as she floats between business management, project management, marketing and outreach, event planning, and everything in between. Her positive attitude, organization, quick thinking and creativity are a boon to the helm of the team.

With a background in general management, a penchant for planning, and a passion for nature and sustainability, she is happy as a gnome to be a part of the O2 Treehouse family.



Kendrick Calkins
Project Engineer

Kendrick is a Bay Area native with a passion for numbers. He obtained his Degree in Mathematics while working at Siemens and Tesla, continuously gaining an appreciation for how the world works.

He brings his experiences as Administrative Lead and Project manager to O2 Treehouse.

Although new to the world of trees, Kendrick is ready to tackle these problems like any other.



Niko Kush
Marketing Director

Niko digitally commutes managing O2T's social media and and other marketing outreach strategies.

Niko started with O2 Treehouse in 2017 during the pinecone treehouse rental activation install and although he was a bit fresh to building his curiosity and clear intent to learn brought him up to speed quickly. Niko's calm cool and collected demeanor and friendly style makes him a custodian of good vibes and always fun to have on the crew. Kush's thirst for new experience has him traveling abroad and developing prototypes for a additive-manufacturing modular home. All while showing off our beautiful structure online.



Jon-Paul Chapman
Lead Foreman

JP has been building treehouses with O2 since 2009 and is O2 Treehouse's lead foreman. His skills range from mechanical HVAC, traditional framing, rigging and large scale tensegrity structures. After moving west in 2007 from NM Chapman began work with Bamboo DNA and quickly expanded his network amongst the greater festival production community throughout the west coast. JP moonlights as a lead foreman for the premier festival production company Do Lab and is a cherished member of the CA alt community.

When it comes to getting it done on time, with limited resources, JP will always be top pick, he is the O2T MacGyver



Hadley Clarke
Fabrication Specialist

Professional tree hugger, creative charmer, life lover, creative crusher, and plant enthusiast. Hadley would rather spend most days in the canopy of a Redwood tree, but she stays grounded by building dream homes for people in search of a more meaningful relationship with nature. She has a New Mexico heart, a California state of mind, and is living the Peter Pan dream.



Evan Aardal
Foreman (Contractor)

Evan grew up working with the family business designing and building high-end custom homes in the Sierras. He galvanized his natural skill as an outdoors man working for Yosemite search and rescue as well as many other ski patrol posts in and around Tahoe. With a certification in first response, wilderness survival, a talent for climbing, and many years of experience in high craft carpentry, Aardal was a perfect fit for leading ropes course company Bonsai Design.

Evan began work with O2 Treehouse in 2017 and became a project lead in 2019. Evan continues to work with O2 Treehouse on a contract basis.



Nick Early
Lead Builder (Contractor)

With years of experience teaching tree climbing, rigging, and carpentry, he is intent on sharing his knowledge and providing opportunities for personal growth, competency, and contemplation in the trees. Nick is driven by a passion to build community through experiences in nature. By getting people in the air, out of their comfort zones, and supported by living structures, he hopes to galvanize a new understanding of our relationships with each other and our planet. He aspires to inspire others to reduce their ecological impact and to live differently.

In his free time, Nick can be found hiking and biking under forest canopies, building his wooden boat, crafting functional art, and photographing wild places.



Brian Wood Capobianchi
Fabrication Specialist (Contractor)

Builder, musician, photographer, Brian joined O2T in 2017 soon after completing works with world-renowned human-nest builder Jayson Fann. Brian's hard work ethic, his empathic ability, and prolific creative output in various media keeps the O2 Treehouse crew humbled and inspired.

Under the musical moniker Driftr, Brian spearheads the recent musician collaboration "The Pinecone Series" a candid musical performance in the O2T Pinecone Treehouse featuring guest talents from around the nation. You'll likely find Capobianchi casting sultry rat pack style notes, plucking bluegrass on his ukulele, or skillfully weaving words at venues around Santa Cruz.



Forrest Kelly
East Coast Lead Builder (Contractor)

Forrest has over 15 years professional experience as an arborist and treehouse builder. His diverse skill set has taken him the world over facilitating workshops in tree climbing and yoga. His early passion for the outdoors and environmental stewardship connected him with a thriving local counter culture in Asheville, NC. His good nature and keen wit quickly expanded his network coast to coast and to Central America. Kelly's skill as a beat boxer brought him recognition as a member of the group Rising Appalachia.

Kelly currently stewards his two land projects in Barnardsville, North Carolina where he runs an arborist business and lives in his new geodesic sphere treehouse. Forrest has worked with O2 Treehouse since 2012 as an east coast project lead.



Steve Mills
Construction Advisor

Steve brings his 43 years of construction experience on a wide variety of projects to the O2T team. He has built high rise office towers to cleanroom manufacturing facilities for demanding clients around the world. Steve came up through the ranks as a superintendent, leading to being a vice president for both DPR Construction and Turner Construction. His ability to deliver overall project execution coupled with excellent build quality has elevated O2 Treehouse projects to world-class standards.



David Feider
Renewable Energy Advisor

David has been an electrical engineer for 20+ years beginning with lighting and electrical power distribution systems including backup generators for commercial buildings. Then as a consultant to developers of wind, solar, and hydroelectric renewable energy, energy storage, biomass, waste-to-energy, and gas-to-liquid fuel systems.



Ellie Paget
Short Stay Hospitality Advisor

Ellie is the founder of Homeslice Stays, a full-service rental property management company currently managing 150+ properties. She brings an enthusiastic drive to make the Treewalkers experience unforgettable and streamlined.



Peter Ackerman

Business Law Advisor

A carpenter, business lawyer, judge, businessman, and intellectual property expert, Peter is enthusiastic about all things O2 Treehouse and proudly helps wherever he can, but especially in business law and intellectual property rights such as IP security.



Lindsey Burns

Corporate Hospitality Advisor

Lindsey has 15+ years of experience in the hospitality, multi-family and STR industries. She has extensive experience in new-build, conversion, and renovation-based initiatives with the likes of Marriott International, Loews Hotels & Co., Starwood Hotels & Resorts and Niido, powered by Airbnb.



Jake Jacob

Treehouse Advisor

Treehouse veteran, co-founder of TreeHouse Workshop, Inc. in 1997 and program organizer/host of the annual World Treehouse Conference, Jake is an innovator and industry lead in treehouse building technology and design with branches that span the globe.



Scott Baker

Arboriculture Advisor

Founder and Principal of Tree Solutions Inc., Scott is a master arborist, bringing advanced technology and an encyclopedia of tree knowledge to the table. Scott is a Registered Consulting Arborist and an honorary life member of the International Society of Arboriculture.



Daniel Reichman

Financial Advisor

Specializing in sustainability, Daniel has over 25 years of global financial management expertise and excels in his ability to analyze and structure complex transactions as well as his understanding of startups and turnarounds. His specialties include financial planning, cash flow forecasting, valuation and management reporting.



Anthony Johnston

Construction Finance Advisor

Anthony has worked as a senior investment associate for large real estate projects such as multi-family dwellings, office, hospitality, and industrial buildings. He has considerable experience in underwriting and marketing high-stakes real estate developments and is looking forward to expanding his connections into the trees.



John Marburger

Sustainable Business Advisor

John is a retired Naval Officer who holds degrees from the United States Naval Academy and the Naval Postgraduate School in Meteorology and Physical Oceanography. His science background combined with time and experience in business development and entrepreneurship will help Treewalkers build a strong, durable business model that is both innovative and scalable in today' fast paced corporate environment.



Katalin Zaim

Global Sustainability Advisor

Katalin has trained in four countries in environmental technology, economics and business management among many others. She has a long-standing career as researcher, academician and project manager, 12 years working with the United Nations, and is the founder & head of the environmental economics network group established for Middle East and Central Asia (NEEMECA). Currently she serves as an advisory board member for Sustainable Academi, Green Growth and Sustainable Development NGO, and World Business Angels Association.



David Foxe

Design and Build Advisor

David is a registered architect, an Associate at Epstein Joslin Architects and a faculty member at the Boston Architectural College. He specializes in international design/construction process management and BIM oversight as well as integrated, multidisciplinary design and coordination across architectural, landscape, and engineering disciplines. He served as the editorial director and co-author of the structural design textbook Form and Forces (Wiley, 2009).



Nick Crylen

Architectural Designer

Nick enjoys solving complex problems with elegant solutions. He has 10 years Architectural design and build experience in rural off grid locations across the globe. Specializing in membrane fabric structures as well as nontraditional mixed material structures. Nick holds a BFA in Industrial Design from the Milwaukee Institute of Art & design and is currently pursuing a Masters of Engineering (MEng) focused in tensile membrane structures from Anhalt university in Dessau, Germany. Nick is part time, contributing about 20-30 hours per week.



Emma Lin

Architectural Designer

Emma is a nature-loving, art-inspired west coast Canadian gal. She grew up in the beautiful BC forests, which instilled in her a passion for the outdoors. Fresh out of USC with a Bachelor of Architecture degree, Emma has an imagination full of treehouse ideas and environmental design theses she's been racking up even since childhood (some feasible, some straight up wild...). She is so excited to tackle the unique challenges of treehouse design at O2T and work on projects in the environment she loves most. Emma is part time, contributing about 20-30 hours per week.

Offering Summary

Company	O2 Treehouse Commercial Inc
Corporate Address	1960 Mandela Parkway, Oakland, CA 94501
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	214,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$9,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$350+ | Digital Flipbook

Digital treehouse flipbook with exclusive drawings, images, and insights into the inner workings of O2 Treehouse.

$700+ | Treewalkers Grand Opening Invitation

An invitation to a future Treewalkers grand opening party near you. Travel to be organized and paid for by investor.

$1,000+ | Meet Dustin

Phone call/consultation with Dustin or lunch with him at an O2 Treehouse if conditions permit and you are located in the Bay Area, or if travel is organized and paid for by investor.

$2,000+ | Treewalkers Overnight Stay

A complimentary one-night stay in one of the future Treewalkers locations. Travel to be organized and paid for by investor.

$4,700+ | Franchise Priority

Good faith investment to initiate your franchise process. Does not include necessary architectural fees associated with the master plan of your location.

$5,000+ | Collaborate with O2 Treehouse

Get your artwork, product, or brand featured in one of the first Treewalkers locations (maybe more) or on our website, as well as a personal shoutout on our website, email newsletter, and/or Instagram.

$10,000+ | Lifetime Discount

10% off lifetime stays at Treewalkers locations subject to restrictions or 10% off purchase of (1) Treewalkers glamping tent.

The 10% Bonus for StartEngine Shareholder

O2 Treehouse Commercial Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, O2 Treehouse has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in O2 Treehouse be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New O2 Treehouse Photos: Seattle Blackbird and The Happy Head

15 days ago

Hello!

Designing and building a treehouse is a lot of fun, but nothing is more rewarding than seeing the finished creation and happy treehousers enjoying life at elevation. Our crews have been busy building some of our favorite treehouses yet and we're excited that we have shiny, new photos to share with you! Photographs are by Daniel Zetterstrom, Alissa Kolom, and JP Chapman. You can view more photos and details in our O2 Treehouse email newsletter.

The Blackbird is a massive, soaring reflection room that flies high in the canopies of Seattle's urban rainforest.




The swoops and angles, LED trim, collapsing front window, basket lift into the docking station, and pocket bathroom are some of our favorite features of this treehouse.




It's hard to tell head from tail on this one...




The Happy Head is a whimsical fort that sparks imagination and out-of-the-box creativity. The structure incorporates a storybook red slide, webbed portholes and exquisite spiraling rafters that cast geometric shadows across the walls in the sunshine.




We love it when clients and visitors actively engage with our structures. Rather than create only features with clear one-way uses, we like to add elements that beg the question... "what do YOU see here?" Kids are especially good at tapping into the creative flow and not using things for "what they're meant for," and we love to let them do what they do best - soar into a world of imagination and possibility!




Meanwhile, one of our teams just arrived in Louisiana to build an adventure base, perched above the swamps of the bayou, and the Oakland shop is busy prepping Tetratruss struts for our first Treewalkers tents!

We can't wait to share more news and photos with you soon!

Best wishes,

Dustin, The O2 Treehouse & Treewalkers Team

Improved Tetratruss Design Moving into Production!

27 days ago

Hello!

We've had our heads deep in design recently and are excited to share some fresh new developments with you!

We're currently phasing **Tetratruss 5.0** to life! After working in collaboration with our structural engineers to refine and strengthen the previous Tetratruss design*, we have arrived at an improved strut and hub system using the same modular concept - but now with even greater structural resilience. We've increased the truss system load capacity and expanded the range of achievable installation locations as well — such amazing news!



***Tetratruss refresher**: The Tetratruss is the modular strut and hub truss system developed by O2 Treehouse to support elevated structures. It's the geometric foundation you can see in some of our favorite O2 Treehouses, and it forms the base of the Treewalkers glamping structure. It will also support the connective tissue of our Treewalkers Villages - stairways, walkways, and elevated platforms. It's a leap forward in design from wood beam systems used in standard construction because of its modular nature and strength to material ratio.



Our **re-work of the Tetratruss** design began when we ran wind-load tests on the Treewalkers tent. Stress that was previously insignificant for house-shaped structures became significant with the addition of 20 ft. canopy walls. In 90mph+ wind gusts we saw extreme torque on specific pinch points. With our desire to create structures that can live in locations with some of the more extreme climate events, we decided it was best to address these points by adjusting the truss geometry rather than using reinforced or joint-specific hardware - working smarter, not harder. While it was a challenging design hurdle, we have now arrived at a superior product that will dramatically increase the load capacity and the design possibilities for the Tetratruss.

The **new hub design**! We're especially thrilled about the new ball-and-socket rigging connection point that will provide the most efficient weight-loading in various rigging scenarios:



After an extended design phase, we're very excited to be moving forward with construction and fabrication. We've begun processing wood for the struts and assembling hub components. With several premiere structures to be built this summer, and our first large-scale Treewalkers Village builds planned for the Fall, we're off to the races!

Thanks so much for your continued support - we are so grateful for you, our loyal community. Our momentum is growing stronger by the day and we look forward to sharing more exciting developments with you very soon, so stay tuned!

In Gratitude,

Dustin & the O2 Treehouse Team

New Treehouse Tour Video is a Hit on Youtube!

about 1 month ago

Hello!

We loved helping with this new video tour of an O2 Treehouse by Kirsten Dirksen and we think you will too. It averaged 10,000 views per day! We did an in-depth interview and tour in a favorite treehouse, appreciating all of the details of this treewalking Equilibrium Home and our Tetratruss system. Kirsten is a prolific content creator specializing in permaculture and alternative designs. You'll find an amazing wealth of videos on her channel, some favorites you've likely seen before. We're honored to be featured on her website and youtube channel alongside such inspiring and forward-thinking creators. Have a look and let us know what you think!


Built treehouse annex, then became their l...
Watch later
Share
Treehouse beats home
/REDWOODS
Watch on YouTube

Sincerely,

Dustin & The O2 Treehouse Team

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, O2 Treehouse has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in O2 Treehouse be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, O2 Treehouse has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in O2 Treehouse be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, O2 Treehouse has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in O2 Treehouse be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Treewalkers Village Operations Advisor: Quentin Incao

3 months ago


QHOSPITALITY
MANAGEMENT

As we make great progress with product development and begin planning the first Treewalkers locations, we are excited to announce the newest addition to the Treewalkers advisory panel: Quentin Incao. His enthusiasm and generosity in sharing his expertise with us have made him a valuable partner as we plan the hospitality operations for large and small Treewalkers villages. Quentin is a sharp, results-driven, operations and food & beverage leader with 30+ years of diverse experience and broad expertise in all aspects of independent hotel, glamping, and RV destinations and restaurant operations. He also has plans to open his own glamping and RV destinations this year.

As CEO of Q Hospitality Management + The Q Hotel Group, founded in 2012 and 2018 respectively, Quentin currently leads the day-to-day operations, sales and management of the company. Montana-based Q Hospitality Management provides consulting and operational support to unique and distinctive independent hotels, glamping startups, high-end RV destinations and restaurants. Operational support includes such services as Management Recruiting, Interim Management, Cost Containment, Project Management Support, Programming, Pre-Opening + Technical Services and programming for new projects. The Q Hotel Group has plans to offer glamping destination management as well starting in 2021.

We have recently been focused on the physical infrastructure development of the first Treewalkers camps to open in 2022 while also building and structuring our operational details. We are pushing forward with R&D for an improved Treewalkers structure design and prefabrication of the pilot structures. Stay tuned for more details on these developments, coming soon!

Thanks so much for your loyal support of O2 Treehouse & Treewalkers! We look forward to sharing more with you as Treewalkers continues to blossom and grow to new heights.

Gratefully,

Dustin & the O2 Treehouse & Treewalkers Team

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, O2 Treehouse has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in O2 Treehouse be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

250k Reached, New Offering Max, and O2T News!

3 months ago

Hello from O2 Treehouse!

We were so thrilled when we reached our $250k initial investment max back in January, and we are even more excited to share with you that we have now reopened investments up to $1.07M! Thank you to all who have supported us and helped us get this far; we have a lot of fun news and substantial developments to share with you!

Highlights from our recent custom treehouse projects...

We are currently wrapping up one of the largest and most expansive O2 Treehouse projects yet... **a three-story temple of play**, linked to two leaf-shaped decks and a 100 ft. bridge that crosses over a backyard creek and gully. We'll have to share more details in an upcoming update as it nears completion!



We're currently wrapping up the design and beginning the prototyping of a stunning, **glass, geodesic sphere treehouse** to be installed this summer in North Carolina. This structure will be quite the shimmering beauty and will host hundreds of travelers in an otherworldly and ethereal sanctuary in the beautiful hardwood canopy near Pisgah National Forest.



Prefabrication has commenced on our next project: **a bayou treehouse and a multi-level shipping container lounge** in Louisiana. Its design honors the best of New Orleans' historical architecture combined with the creative reuse of modern materials. The structures will be replete with reclaimed window walls, hangout spaces galore, and a focus on magnification of the surrounding beauty and mystery. We can't wait to show you how this one turns out.

In Treewalkers news...

1. We have focused on 5 partners to open the first Treewalkers Villages over the next two years and we are beyond excited to launch these world-class locations! Each has begun the permitting and infrastructure development process while we work together on operation and design details.
2. The first Treewalkers pilot structures will be iteratively built on the West and East Coast this summer, as we refine and optimize tent production and build the infrastructure for our premiere Treewalkers Villages. We have four to six private owners lined up to proudly purchase these initial Treewalkers structures and be the first to experience one of their own. Once our engineering tests are complete we will begin prefabrication.
3. We have continued to connect and build strong ties with some of the best hospitality professionals in the industry to develop the core framework of the Treewalkers international hospitality brand from legal structure to daily operation details. We've partnered with an attorney who has more than a decade of corporate hospitality experience to formalize our operating and license agreements.
4. In product development news, we have been moving through rigorous engineering tests and making adjustments to ensure that our structures will be safe in all climatic conditions around the world. Our design team is refining details and integrating reinforcements specifically for high wind speed events now.
5. We have increased our production capacity for Treewalkers and O2 Treehouse through expansion of the workable real estate in our production facility. We poured new concrete slabs and are installing high voltage power connections and vertical storage racks. All of the pieces are coming together and now it's go time!



As we welcome investors throughout the extension of this raise, we will be able to see Treewalkers through to its physical launch in multiple locations. To get there we will continue our research and development, expansion of production capacity, and progress on our legal foundation including obtaining additional intellectual property. Our team will also proceed with the development of our digital systems and bringing the first Treewalkers Villages to life!

This campaign milestone marks the beginning of a new phase for O2 Treehouse and Treewalkers and we are confident that this year will be our best year yet! We have diligently laid our foundation and are now pushing forward with many exciting and tangible developments. We will be sure to keep you updated with the details. Thank you for your support throughout this process!

Everyone at O2 Treehouse wishes you an abundant spring and summer season - we hope you find time to connect with nature and everything that gives you life and energy. We'll be in touch again soon!!

Gratefully,

Dustin & The O2 Treehouse Team

SHOW MORE UPDATES

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David T. 1 INVESTMENT a month ago

Hi Dustin and team. Dave Tuscany here (Im an investor). Thanks for the updates on progress. My partner and I have purchased a home on ten acres, complete with winding trails. I wonder about the possibility of purchasing one of the treehouses which resemble a tent. Perhaps that might be my first step into treehousing on my land. What are the steps to purchase and build one pls?
Dave Tuscany

100 View 1 reply

Charanjeet B. 7 INVESTMENTS 2 months ago

Hello Dustin

I have not yet received my Digital Flipbook for the investment I have made. Could you please let me know when that will be made available to me

THanks
Charanjeet

100 View 1 reply

Charanjeet B. 7 INVESTMENTS 2 months ago

Hello Dustin

It has been days since I have asked you a question?

thanks
Charanjeet

100

Charanjeet B. 7 INVESTMENTS 3 months ago

Hello Dustin
I am interested in the Treewalkers franchise model to create treehouses for rent — from a single unit to multiple units. I would like to know the cost structure involved and also like to know what it will cost to build a treehouse as a start for rental and expand to multiple units if it gets good returns. What is the best contact to reach you or an can email and get in touch? Thank You

100 View 2 replies

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luka o. 1 INVESTMENT 3 months ago

Hi Dustin !
i just got email about reconfirmation of investment . can't wait to see next email about accepting of my investment .
thanks for update and good luck !

100

Darrel H. 10 INVESTMENTS 5 months ago

Can I add a small amount to my original investment to bring you close to your $250K offering max?

100 View 2 replies

Sean S. SE OWNER 33 INVESTMENTS 6 months ago

Awesome!! Love, love this!!!
Congrats on finding another sharp guy to add to your team, Dustin!
😎😎😊😊💪💪🤑🤑🇺🇸🇺🇸

100 View 1 reply

Brittany C. 1 INVESTMENT 7 months ago

Will everyone that invests before reaching $250k be given priority to franchise? At a $700 investment?

100 View 1 reply

---

james w. SE OWNER 4 INVESTMENTS 7 months ago

Hi,

I am very excited about my investment in your company. I really feel like this could be could be huge.

When you say we will be receiving 6% of the rentals, when will that begin and 6% of what exactly?

Thanks 😊

100 View 1 reply

Ryan K. 7 months ago

On the location map, does "white = interested" mean your Team has an interest in finding someone with land in that area or that someone with land in that location has an interest in investing already?

100 View 1 reply

SHOW MORE COMMENTS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

New Script 6.1.21 -

*disclaimers anywhere renders of future product are used *Disclaimer: Treewalkers is a business line of O2 Treehouse which is currently under development and has yet to be launched. The above images are renderings of future treehouses.

*The above images are renderings of future treehouses.

Hi my name is dustin feider and I'm the owner of O2 Treehouse. O2 Treehouses' mission is to bring people in closer connection with nature through unique architectural creations in the trees.

I've been building treehouses for over 16 years all around the world. Over those years o2 treehouse has gratefully received an immense amount of press but nothing excites me more than realizing the dream and the vision of Treewalkers.

Treewalkers is a treehouse hospitality brand based on a franchise business model. The Treewalkers glamping tent product will provide a perfect and unique way for people to escape into nature unlike the world has ever seen.

The Treewalkers brand is going to be based on a very unique building system O2 Treehouse has developed called the tetratruss. The tetratruss is a modular hub and strut system that allows us a preengineered structural foundation to create our premanufactured structures.

The tetratruss will be the connective tissue for the camps and allow for an entire camp to be built amongst a forest, and spread out into the open areas of a field and provide a beautiful setting for loved ones family and friends to unite amongst the forest, amongst the animals, and be more well connected and healed by nature.

There is a paradigm shift occurring because of the recent pandemic.Travel trends are changing on a global scale. People are seeking local experiences with friends and family, and going out into nature more than ever before. Treewalkers has come at the absolute perfect time. Since launching our campaign last october we have received such an enormous response from our supporters.

We have over 31 signed letters of intent from franchisee locations that want to create a treewalkers village. Im talking an ewok sized treehouse village.This is super exciting. Seven of those signed letters of intent are from international partners looking to achieve a master license for manufacturing in their countries and territories to create treewalkers far and wide the world over. We couldn't be more thrilled with this but we still have a long way to go.

We are looking to raise up to 1 million dollars through our campaign so that we can fund very key items for the development of treewalkers. This includes the creation of a centralized booking platform, legal fees, key salary positions, R&D, as well as the scaling of our manufacturing process.

I'm inviting you to join our journey. We are going to make history with the creation of the most fantastic, beautiful integration of architecture into nature the world has ever seen and its called Treewalkers.

I'm opening my schedule completely to anyone interested in speaking with me personally about opportunities to invest with O2 Treehouse. I hope to see you there. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

A0844054

FILED
Secretary of State
State of California

JUN 29 2020

4251768

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
O2 TREEHOUSE COMMERCIAL INC
a California corporation

I, Dustin Feider, hereby certify that:

1. I am the Chief Executive Officer of O2 Treehouse Commercial Inc, a California corporation.

2. Article 4 of the Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Three Million (3,000,000) shares of common stock. Simultaneously with the effective date of this Certificate of Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment is hereby split, subdivided and changed into One Thousand, Nine Hundred (1,900) fully paid and non-assessable shares of common stock of this corporation."

3. The following is hereby added as Article 5.1 of the Articles of Incorporation:

> "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

4. The following is hereby added as Article 5.2 of the Articles of Incorporation:

> "This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders."

A0844054

5. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

6. The foregoing amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 1,000 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated: June 5, 2020

Dustin Feider, Chief Executive Officer

Dated: June 5, 2020

Heather Feider, Chief Financial Officer

A0844054

FILED
Secretary of State
State of California

JUN 2 9 2020

4251768

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
O2 TREEHOUSE COMMERCIAL INC
a California corporation

I, Dustin Feider, hereby certify that:

1. I am the Chief Executive Officer of O2 Treehouse Commercial Inc, a California corporation.

2. Article 4 of the Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Three Million (3,000,000) shares of common stock. Simultaneously with the effective date of this Certificate of Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment is hereby split, subdivided and changed into One Thousand, Nine Hundred (1,900) fully paid and non-assessable shares of common stock of this corporation."

3. The following is hereby added as Article 5.1 of the Articles of Incorporation:

> "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

4. The following is hereby added as Article 5.2 of the Articles of Incorporation:

> "This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this corporation and its shareholders."

A0844054

5. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

6. The foregoing amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 1,000 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated: June 5, 2020

Dustin Feider, Chief Executive Officer

Dated: June 5, 2020

Heather Feider, Chief Financial Officer